HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

Louis Taubman (Admitted NY)
Email: LTaubman@htwlaw.com

October 10, 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Keyuan Petrochemicals, Inc.
Post Effective Amendment No. 2 to Registration Statement on Form S-1 Filed May 2, 2012
File No. 333-170324

Dear Ms. Anagnosti:

We are counsel to Keyuan Petrochemicals, Inc. (the “Company”).  On behalf of our client, we are filing this request to withdraw the Company’s Registration Statement on Form S-1/A (File No. 333-170324) that was filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2012, together with the exhibits thereto under the Securities Act of 1933, as amended.  The Registration Statement was not declared effective.

The filing was submitted as an S-1/A in error.  It should have been filed as a Post Effective Amendment. We corrected the error and file it as the Post Effective Amendment No. 3 to Form S-1  (File No. 333-170324) on September 26, 2012.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

Hunter Taubman Weiss LLP

/s/ Louis Taubman______________
By: Louis Taubman,
Attorney at Law

Cc: Chunfeng Tao

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com